

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 7, 2008

<u>Via U.S. Mail and Fax (973) 639-8305</u>
David W. Robinson, Esq.
General Counsel and Corporate Secretary
Glowpoint, Inc.
225 Long Avenue
Hillside, NJ 07205

      RE: Glowpoint, Inc.
             Form 10-K for the fiscal year ended December 31, 2006
             Filed June 6, 2007

             File No. 000-25940

Dear Mr. Robinson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments. However, the legal review of the Form S-1 is continuing.

                Sincerely,

                Larry Spirgel
                Assistant Director